Exhibit 21.1

SUBSIDIARIES

As of October 30, 2025, the following was the Registrant's operating Subsidiaries:

Name:  Metamexx Corp.

Country of Organization:   Ontario, Canada

Percent Ownership by Registrant:  100%

Name:  BILI Inc.

Country of Organization: Ontario, Canada

Percent Ownership by Registrant: Metamexx Corp. owns 100%  of BILI Inc.